# Feed The Mass

## Profit and Loss

January 1 - March 19, 2024

|  | TOTAL |
|---|---|
| **Income** | |
|   3000 Revenues, gains & support | |
|    3110 Product & Service Sales | 301,917.50 |
|    3120 Unrestricted Donations | 9,468.98 |
|    3130 Restricted Donations | 1,332.67 |
|    3140 Unrestricted Grants | -10,000.00 |
|    3150 Restricted Grants | 23,000.00 |
|    3400 In-Kind Donations | 3,100.00 |
|    3975 Stripe Clearing (Give Lively) | 0.00 |
|   **Total 3000 Revenues, gains & support** | **328,819.15** |
| **Total Income** | **$328,819.15** |
| **Cost of Goods Sold** | |
|   4000 PRG - Program Expenses | |
|    4100 PRG - Supplies & Food Purchases | 95,623.00 |
|    4200 PRG - General Program Expenses | 4,211.44 |
|    4300 PRG - Space Rental & Location Fees | 28,126.71 |
|    4500 PRG - Salaries & Wages | 62,772.96 |
|    4600 PRG - Payroll Taxes | 5,351.87 |
|    4700 PRG - Travel and Transportation Expenses | 1,317.18 |
|    4900 PRG - Small Tools & Equipment | 1,494.58 |
|    4999 PRG - Merchant Fees | 159.77 |
|   **Total 4000 PRG - Program Expenses** | **199,057.51** |
| **Total Cost of Goods Sold** | **$199,057.51** |
| **GROSS PROFIT** | **$129,761.64** |
| **Expenses** | |
|   6000 Advertising & Promotion | 1,737.52 |
|   6100 Website Expense | 708.00 |
|   6150 SAAS - Software Expense | 1,640.91 |
|   6200 Dues and Subscriptions | 32.97 |
|   6300 Office Supplies & Expense | 129.00 |
|   6800 Rent Expense | 940.00 |
|   7000 Telephone & Internet Expense | 799.50 |
|   7100 Utilities | 882.79 |
|   7200 Bank Fees & Charges | 81.12 |
|   7300 Automobile Expenses | |
|    7310 Auto Repairs & Maintenance | 3,223.58 |
|    7315 Auto Insurance Expense | -1,798.00 |
|   **Total 7300 Automobile Expenses** | **1,425.58** |
|   7400 Insurance Expense | |
|    7410 Workers Comp Insurance | 364.72 |
|   **Total 7400 Insurance Expense** | **364.72** |
|   7500 Licenses / Permits & Certifications | 125.00 |
|   7600 Meals and Entertainment | |

| | TOTAL |
|---|---|
| 7605 Meals | 100.31 |
| 7615 Office Parties & Events (M&E 100%) | 154.49 |
| **Total 7600 Meals and Entertainment** | **254.80** |
| 7700 Payroll Expenses | |
| 7705 Board Compensation | |
| 7706 Executive Director Salary | 23,356.98 |
| **Total 7705 Board Compensation** | **23,356.98** |
| 7715 Salaries & Wages | 13,750.00 |
| 7720 Employee Benefits | 5,195.46 |
| 7730 Payroll Tax Expense | 3,166.14 |
| 7735 Payroll Service | 396.00 |
| **Total 7700 Payroll Expenses** | **45,864.58** |
| 7800 Professional Fees | 1,620.00 |
| 7900 Outside Services | 9,250.04 |
| Melio Credit card fee | 9.00 |
| **Total Expenses** | **$65,865.53** |
| **NET OPERATING INCOME** | **$63,896.11** |
| Other Income | |
| 9000 Interest Income | 3.28 |
| **Total Other Income** | **$3.28** |
| Other Expenses | |
| 9200 Parking and Tolls | 3,392.50 |
| **Total Other Expenses** | **$3,392.50** |
| **NET OTHER INCOME** | **$ -3,389.22** |
| **NET INCOME** | **$60,506.89** |

# Feed The Mass

## Balance Sheet

As of March 19, 2024

| | TOTAL |
|---|---:|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| 1000 OnPoint FTM Checking (69625) | 16,396.45 |
| 1005 OnPoint FED Checking (69624) | 5,139.01 |
| 1006 OnPoint CC&E Checking (69622) | 3,240.28 |
| 1010 OnPoint FTM Savings (00001) | 16,756.47 |
| 1060 PayPal Account (RZTU) | 11,106.22 |
| 1070 Stripe Account (eha4) | 0.00 |
| 1080 Venmo | 0.00 |
| 1090 FEAST Fiscal Sponsorship Account (69623) | 3.00 |
| **Total Bank Accounts** | **$52,641.43** |
| Accounts Receivable | |
| 1200 Accounts Receivable (A/R) | 112,660.00 |
| **Total Accounts Receivable** | **$112,660.00** |
| Other Current Assets | |
| 1299 Undeposited Funds | 49,500.00 |
| 1300 Prepaid Expenses | 300.00 |
| 1310 Rental Deposits Paid | 14,783.63 |
| 1325 Prepaid Rent | 1,500.00 |
| 1335 Employee Advances | 0.00 |
| 1340 Payroll Corrections | 0.00 |
| 1350 IR - Intercompany | |
| 1351 IR - PPS Program / FTM Parent | 0.00 |
| 1352 IR - FTM Parent / PPS Summer Program | 0.00 |
| **Total 1350 IR - Intercompany** | **0.00** |
| **Total Other Current Assets** | **$66,083.63** |
| **Total Current Assets** | **$231,385.06** |
| Fixed Assets | |
| 1500 PPE - Fixed Assets | |
| 1510 PPE - Computer Software & Equipment | 13,172.70 |
| 1530 PPE - Machinery & Equipment | 46,007.18 |
| 1540 PPE - Vehicles | |
| 1541 2012 Volswagan Routan (0426) | 3,697.50 |
| **Total 1540 PPE - Vehicles** | **3,697.50** |
| 1599 PPE - Accumulated Depreciation | -12,785.13 |
| **Total 1500 PPE - Fixed Assets** | **50,092.25** |
| **Total Fixed Assets** | **$50,092.25** |
| Other Assets | |
| 1999 Ask My Accountant | 5,740.98 |
| **Total Other Assets** | **$5,740.98** |
| **TOTAL ASSETS** | **$287,218.29** |
| **LIABILITIES AND EQUITY** | |

| | |
|---|---|
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| 2000 Accounts Payable (A/P) | 35.43 |
| **Total Accounts Payable** | **$35.43** |
| Other Current Liabilities | |
| 2199 Deposits Held (Security/Customer General/Etc) | 55,347.00 |
| 2200 Accrued Expenses | 0.00 |
| 2255 Net Payroll Clearing | 549.07 |
| 2260 Payroll Liabilities | 7,303.80 |
| 2265 Tips Payable | 682.44 |
| 2275 Retirement Plan Payable | 348.35 |
| **Total Other Current Liabilities** | **$64,230.66** |
| **Total Current Liabilities** | **$64,266.09** |
| Long-Term Liabilities | |
| 2310 NP - Notes Payable | |
| 2315 NP - FEAST Fiscal Sponsorship Grant Funds Payable | 0.00 |
| **Total 2310 NP - Notes Payable** | **0.00** |
| **Total Long-Term Liabilities** | **$0.00** |
| **Total Liabilities** | **$64,266.09** |
| Equity | |
| 29000 Program Equity | |
| 2800 Unrestricted Funds - Administration / General Fund | 142,517.36 |
| 2905 Restricted Funds - CC&E Food Education Program | 0.00 |
| 2910 Restricted Funds - CC&E Cultured Cooking Classes | 0.00 |
| 2915 Restricted Funds - CC&E OCF Job Readiness Program | 0.00 |
| 2920 Restricted Funds - CC&E PPS Summer Program | 0.00 |
| 2925 Restricted Funds - FED Program | 0.00 |
| 2935 Restricted Funds - Grow Kit Grant | 0.00 |
| 2936 Restricted Funds - Feed the Kids | 25,016.01 |
| 2940 Restricted Funds - CC&E Digital Education Program | 0.00 |
| 2945 Restricted Funds - WYSS Grant | 3,000.00 |
| **Total 29000 Program Equity** | **170,533.37** |
| 2950 Program Equity (Contra) | -8,088.06 |
| 2995 Retained Earnings | 0.00 |
| Net Income | 60,506.89 |
| **Total Equity** | **$222,952.20** |
| **TOTAL LIABILITIES AND EQUITY** | **$287,218.29** |

# Feed The Mass

## Statement of Cash Flows

### January 1 - March 19, 2024

|  | TOTAL |
|---|---|
| OPERATING ACTIVITIES |  |
| Net Income | 60,506.89 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: |  |
| 1200 Accounts Receivable (A/R) | -21,564.00 |
| 2000 Accounts Payable (A/P) | -4,593.87 |
| 2199 Deposits Held (Security/Customer General/Etc) | -5,206.25 |
| 2255 Net Payroll Clearing | -1,226.67 |
| 2260 Payroll Liabilities | -408.58 |
| 2275 Retirement Plan Payable | 348.35 |
| **Total Adjustments to reconcile Net Income to Net Cash provided by operations:** | **-32,651.02** |
| **Net cash provided by operating activities** | **$27,855.87** |
| INVESTING ACTIVITIES |  |
| 1999 Ask My Accountant | -5,740.98 |
| **Net cash provided by investing activities** | **$ -5,740.98** |
| FINANCING ACTIVITIES |  |
| 2800 Program Equity:Unrestricted Funds - Administration / General Fund | -15,735.73 |
| 2936 Program Equity:Restricted Funds - Feed the Kids | 23,823.79 |
| 2950 Program Equity (Contra) | -264,469.77 |
| 2995 Retained Earnings | 256,381.71 |
| **Net cash provided by financing activities** | **$0.00** |
| NET CASH INCREASE FOR PERIOD | **$22,114.89** |
| Cash at beginning of period | 80,026.54 |
| CASH AT END OF PERIOD | **$102,141.43** |